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                               May 10, 2024

       Nicholas S. Schorsch
       Managing Member
       Bellevue Capital Partners, LLC
       222 Bellevue Avenue
       Newport, RI 02840

                                                        Re: Bellevue Capital
Partners, LLC
                                                            American Strategic
Investment Co.
                                                            Schedule TO-T Filed
May 7, 2024
                                                            File No. 005-90261

       Dear Nicholas S. Schorsch:

                                                        We have reviewed your
filing and have the following comments.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

       Schedule TO-T Filed May 7, 2024

       General

   1. Given that the Offer seeks to buy less than all of the outstanding class of securities, and Bellevue is not
subject to the periodic reporting requirements under the
                                                        Securities Exchange Act
of 1934 and rules thereunder, the safe harbor codified at
                                                        Instruction 2 to Item
10 of Schedule TO is unavailable. Please provide us with a legal analysis that explains
the basis for the position that the financial condition of Bellevue is immaterial to a
shareholder   s decision whether or not to participate in the Offer.
                                                        Alternatively, please
revise to disclose the information required by Item 10 of Schedule
                                                        TO.
   2.                                                   We note that Bellevue
currently owns approximately 50.6% of the Company   s common
                                                        stock. Given Bellevue
s existing affiliate status, please provide an analysis as to why the
                                                        Offer should not be
deemed the first step in a going private transaction under Exchange
                                                        Act Rule 13e-3 that
required the filing of a Schedule 13E-3 at the time set forth in General
 Nicholas S. Schorsch
FirstName  LastNameNicholas
Bellevue Capital Partners, LLCS. Schorsch
Comapany
May        NameBellevue Capital Partners, LLC
     10, 2024
May 10,
Page 2 2024 Page 2
FirstName LastName
         Instruction D. For guidance, see Rule 13e-3(a)(3)(ii) and Q&A #4 of Exchange Act
         Release No. 34-17719.
Withdrawal Rights, page 14

3. Under Section 14(d)(5) of the Exchange Act, tendered shares may be withdrawn if not accepted for payment at any time after 60 days from commencement of the offer. Please
         revise to note the existence of such    back end    withdrawal rights
in this Offer. Refer to
         Item 4 of Schedule TO and Item 1004(a)(1)(vi) of Regulation M-A. Conditions of the Offer, page 16

4. On page 16 of the Offer to Purchase, you have included a condition that will be triggered
         by    the commencement or escalation of a war, armed hostilities or other international or
         national calamity directly or indirectly involving the United States. Given current ongoing hostilities, please revise this disclosure to explain what is
meant by    indirectly
         involving the United States    for purposes of this condition so that
shareholders can better
         understand its scope.
5. Refer to the first, second, and seventh conditions listed on pages 16-17 of the Offer to
         Purchase and the terms    threatened    and    position or policy.
A tender offer may be
         conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure
         Interpretations (March 17, 2023). Please revise these terms so that each of these conditions are objectively determinable.
6.       Refer to the following statement on page 17 of the Offer to Purchase:
  If any of the
         conditions referred to above is not satisfied, we may . . . delay acceptance for payment or payment for shares, subject to applicable law, until satisfaction of waiver of the conditions
         to the Offer.    All conditions to an offer, except conditions
relating to the receipt of
         governmental approvals necessary to consummate the offer, must be satisfied or waived as of expiration. Please revise this statement to remove the implication that you may lawfully delay acceptance for payment for reasons other than satisfying Offer conditions involving the receipt of governmental approvals, or advise.
Certain Information Concerning Us, page 19

7. Please revise your disclosure in this section and in Schedule I to the Offer to Purchase to include the information required by Item 3 of Schedule TO and Item 1003(c) of
         Regulation M-A, including material occupations, positions, offices or employment during the past five years for any natural person specified in General Instruction C of Schedule
         TO. Your revised disclosure should include the name, principal business and address of each corporation or other organization which currently or previously employed such natural persons.
 Nicholas S. Schorsch
Bellevue Capital Partners, LLC
May 10, 2024
Page 3
Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the
Shares, page 19

8.       Refer to the following statement on page 20 of the Offer to Purchase:
  For more
         information regarding the Company   s related party transactions,
please see the Company   s
         definitive proxy statement on Schedule 14A, filed with the SEC on April 17, 2024.
         Please provide the basis upon which you are relying to incorporate disclosure from the
         Company's definitive proxy statement on Schedule 14A, filed on April 17, 2024. We note that General Instruction F of Schedule TO provides instructions regarding incorporation by reference to the Schedule TO itself, as opposed to another document, such as the Offer to Purchase, that the Schedule TO incorporates by reference.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



FirstName LastNameNicholas S. Schorsch                       Sincerely,
Comapany NameBellevue Capital Partners, LLC
                                                             Division of
Corporation Finance
May 10, 2024 Page 3                                          Office of Mergers
& Acquisitions
FirstName LastName